ENTOURAGE MINING LTD.

Management Discussion and Analysis
Interim MD&A – March 31, 2006

This Management Discussion and Analysis of Entourage Mining Ltd. (the “Company”) provides analysis of the Company’s financial results for three month period ended March 31, 2006. The following information should be read in conjunction with the accompanying un-audited financial statements and the notes to un-audited financial statements.

1.1           Date of Report                               May 30, 2006

1.2           Overall Perfomance

Nature of Business and Overall Performance

The Company’s shares have been publicly traded since February 2nd, 2004 when the Company was called for trading on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF. The Company is a reporting issuer in both the United States and in British Columbia.

Entourage Mining Ltd. (“Entourage”, the “Company” or “We”) was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd. On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

We have one subsidiary company, Entourage USA Inc., domiciled in Reno, Nevada. This subsidiary is used to acquire additional exploration properties in the United States of America.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have entered into four option agreements:

  to acquire a fifty per cent (50%) interest in four claim blocks totaling 16,900 hectares of prospective uranium property situated at Hatchet Lake on the Athabasca Basin of north-central Saskatchewan; and
  to acquire a 100% interest in the 72 gold-silver Black Warrior claims situate in Esmeralda County, Nevada, USA, of which a total 20% interest has been optioned by us to two other companies;
  to acquire an 80% interest in 520 prospective diamond exploration claims situated in the Forte a la Corne/Smeaton area of central Saskatchewan; and
  to acquire a one hundred per cent (100%) interest in 44 claim uranium prospective claim blocks in Costebelle Township known as the Doran property;

and we intend to seek and acquire additional properties worthy of exploration and development.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility of all of our claims is determined.

1.2.1 Mineral Properties: Background and Agreements

1.2.1(a) Hatchet Lake Properties

By agreement dated April 7, 2005 as amended October 20, 2005, the Company obtained an option to acquire a 50% right in a certain prospective mineral property located in the Athabaska Basin area of Saskatchewan (the “Hatchet Lake Property”) in consideration for:

(i) a cash payment of $220,000 on or before November 15, 2005 (paid);

(ii) making the following exploration expenditures on the property:
(iii) $100,000 on or before December 31, 2005 (completed February 2, 2006);
(iv) An additional $300,000 on or before February 1, 2006 (extended to June 30, 2006, per February 2, 2006 letter agreement);
(v) An additional $450,000 on or before November 15, 2006; and
(vi) An additional $450,000 on or before November 15, 2007.

Upon payment of the $220,000 cash payment and completion of the expenditures as noted in (ii)(a) to (c) above, Entourage will have exercised the Option as to a 25% interest in the property.

Upon payment of the $220,000 cash payment and completion of all of the expenditures as noted in (ii) above, the Company will have exercised the option and earned a 50% interest in the Property.

The term of the Agreement is for 5 years at which time the agreement, and the option granted thereunder, shall terminate if the option has not been exercised.

On October 20, 2005, the Company, by way of an assignment agreement with CMKM and United Carina the Company increased its interest in the Hatchet Lake property by assuming all of the interests of CMKM in the Hatchet Lake properties.

As consideration for the assignment agreement, the Company agreed to issue 15,000,000 of its common shares (issued January 3, 2006) to the CMKM shareholders. The 15,000,000 shares have been recorded as mineral property expenditures and an obligation to issue shares totaling $2,650,500 in the year ended December 31, 2005.

As a result of this assignment agreement, and the subsequent “New Hatchet Lake Option Agreement”, also dated October 20, 2005, the Company now has a right to earn a 50% interest in the Hatchet Lake property by:

(i)	paying $220,000 on or before November 15, 2005 (paid), to United Carina; and

(ii)	making the following exploration expenditures on the property:

	(a)	on or before December 31, 2005, $100,000 (completed February 2, 2006);

	(b)	on or before February 1, 2006, an additional $300,000 (extended to June 30, 2006);

	(c)	on or before November 15, 2006, an additional $450,000; and

	(d)	on or before November 15, 2007, an additional $450,000.

In the fall of 2005, United Carina announced to the Company that line cutting and trench sampling was completed on the property. Drilling of targets on the Hatchet lake prospect began in the last week of March 2006. The original 10-hole program was shortened due to un-seasonally warm spring weather in the area. Assays from the 4 completed drill holes did not identify anomalous uranium values.

There is no NI 43-101 compliant report yet completed on the Hatchet Lake property. United Carina Resources Corp. is the Operator of the Hatchet Lake prospect. The companies hope to resume the remainder of the 10-hole program in the late fall of 2006 when frozen conditions permit travel by land.

1.2.1(b) Nevada Property

In June 2004, we announced that we signed a definitive agreement with Goodsprings Development Corp. (“Goodsprings”), a Nevada based corporation, whereby we may earn a 100% interest in the GBW project in Esmeralda County, Nevada commonly known as the “Black Warrior Project” in the Company’s other disclosure documents. We have optioned a total 20% interest in the project (as described in the agreement summary below) to two other companies. The project comprises patented and un-patented mineral claims in the Walker Lane mineral belt.

The Walker Lane continues to be one of the focal points of mineral exploration in Nevada and has produced over 20 million ounces of gold. Gold and silver mineralization on the project is hosted in low-angle, structurally controlled zones and in widespread zones of jasperoid. There has been very limited previous exploration work, and Entourage plans an aggressive mapping and sampling campaign followed by an RC drilling program to test the targets.

The GBW project, upon signing of the definitive agreement, consisted of 10 un-patented and 2-patented mineral claims as referenced in the Company’s SEC 6-k filing dated June 23, 2004. A further 20 un-patented mineral claims were staked on behalf of Entourage by Goodsprings Development Corp. as referenced in the Company’s SEC 6-k filing dated July 6th, 2004. Furthermore, an additional 40 claims were staked on behalf of Entourage and referenced in the Company ‘s August 5th, 2004 SEC 6-k filing bringing Entourage’s total land package on the Walker Lane Trend to 70 un-patented and 2 -patented mineral claims.

To date we have made project property payments, county filing charges, Nevada Bureau of Land Management (BLM) payments, sample assaying, staking costs, drilling, drill core assaying and administrative costs totaling $300,452.00USD. The following table illustrates Entourage’s GBW financial obligations going forward:

Item	Cost ($USD)	Payable To:	Due Date	Comments
Claim Maintenance Fees (@$125 per claim)	$9,000/ yr.	Bureau Of Land Management (Nevada)	July 1st each year	Price increased to $125 in 2004 from $100/claim
Property Payments to Goodsprings Development Corp.	$15,000 $15,000 $20,000 $25,000	Goodsprings Dev. Goodsprings Dev. Goodsprings Dev. Goodsprings Dev.	June 1st, 2004 (paid) June 1st, 2005 (paid) June 1st, 2006 June 1st, thereafter*
Payments to Apex Deep Mines	$4,000 $5,000 $7,500 $10,000	Apex Deep Mines** Apex Deep Mines Apex Deep Mines Apex Deep Mines	Sept 4th, 2004 (paid) Feb 10th, 2005 (paid) Feb 10th, 2006 (paid) Feb 10 thereafter*
Esmeralda County Filing Fee @ $6.00/per claim/yr.	$450/yr	Esmeralda County Register	July 1st each year

* The Purchase Price for the Property shall be Four Hundred Thousand Dollars ($400,000.00) . The Rental Payments paid by Lessee to Owner shall be credited against the Purchase Price.
** Apex Deep Mines is the titleholder to the properties and Goodsprings Development is the Lessee with Entourage being the Sub-Lessee of the claim blocks.

Nevada Property Agreement Summary

The sub-lease Agreement between Goodsprings Development Corp. (the “Lessee”) and Entourage Mining Ltd. (the “Sub-Lessee”), wherein the Sub-Lessee assumes all of the responsibilities of the Lessee, continues from the original lease Agreement between Apex Deep Mines (the“Owner” or the “Lessor”) and the Lessee wherein the Owner grants to Lessee the exclusive right to purchase the Property, subject to the Royalty ( 3% “Net Smelter”) reserved by Owner and subject to Lessee’s obligations under the conveyance executed and delivered by Owner on the closing of the Option. The Purchase Price for the Property shall be Four Hundred Thousand Dollars ($400,000.00) . The Rental Payments paid by Lessee to Owner shall be credited against the Purchase Price. Lessee shall pay the real property transfer taxes, if any, the costs of escrow and all recording costs incurred in closing of the Option. On closing of the Option, Lessee shall pay the balance of the Purchase Price to Owner, in cash or by wire transfer to an account designated by Owner.

The Agreement shall extend to and include the un-patented mining claims described in the Agreement and in the exhibits that are part of the Agreement, and all other interests, mining claims and property rights made part of and subject to the Agreement. All un-patented mining claims located by Owner or Lessee which are partially or wholly in the Area of Interest shall be located in Owner’s name and shall be part of and subject to the Agreement. “Area of Interest” means the geographic area within two (2) miles from the exterior boundaries of the Property.

To the extent required by law, beginning with the annual assessment work period of September 1, 2004, to September 1, 2005, and for each following annual assessment work year commencing during the term of this Agreement, Lessee shall perform for the benefit of the Property, work of a type customarily deemed applicable as assessment work and of sufficient value to satisfy the annual assessment work requirements of all applicable Federal, state and local laws, regulations and ordinances, if any, and shall prepare evidence of the same in form proper for recordation and filing, and shall timely record and/or file such evidence in the appropriate. The Entourage-Goodsprings Sub-lease Agreement does not proscribe a measurable work commitment other than the annual assessment work described above. As well, the Company is required to make monetary payments only and no Company shares are to be paid as consideration for the Sub-Lease.

All payment required under the Entourage-Goodsprings Agreement have been paid and are current at this filing date. As noted in the table above, a rental payment of $5,000 due in February 2006 has been paid; furthermore, claim maintenance fees, Bureau of Land Management fees and reclamation bonds have been paid and posted and all drilling contractor charges and assay fees have been paid.

The agreement with Goodsprings Development Corp. is described more fully in the Company’s report on Form 6-K dated June 29, 2004 and filed on the SEC’s EDGAR website at www.sec.gov. A compliant 43-101 technical report on the Black Warrior properties has been completed as of this filing date and was filed on Sedar and Edgar in February 2005.

On April 11, 2005, the Company announced that it has granted to United Carina Resources Corp. and CMKM Diamonds Inc. the right to each acquire a 10% interest in the Property (being a total 20% interest). Each of these two optionees can exercise their option to acquire a 10% interest by:
(a)	paying to Entourage $40,000; and
(b)	making $85,000 in work commitments on the Property.

To date, neither of the optionees has made a payment or committed any funds to the Property and the options remain unexercised. As CMKM Diamonds Inc. may not now be an operating company, it is not anticipated that they will choose to exercise the option to acquire a 10% interest.

To date the Company has drilled 11 holes on the Black Warrior project. The initial 9 holes did not find anomalous gold or silver showings however the final two holes intersected 30 feet of slightly anomalous gold values ranging up to .435 g/t.

On May??, the Company received confirmation from the vendor (Goodsprings Development Corp.) that negotiations between Entourage and Goodsprings for an easement of the terms of the June 1, 2006, twenty thousand dollar ($20,000 USD) property payment, had been successful and the Board of Directors of Goodsprings had agreed to accept four quarterly five thousand dollar ($5,000 USD) payment commencing June 1, 2006.

1.2(c) Smeaton/Forte a la Corne Property

On October 20, 2005, the Company announced a series of property option (earn-in interest) agreements (the “Saskatchewan Property transactions”)* with CMKM Diamonds Inc., United Carina Resources Corp. and 10104075 Saskatchewan Ltd. (a private company) (“1010”), whereby the Company assumed the earn-in rights to properties optioned to CMKM. CMKM was about to default on its option agreements and Entourage realized an opportunity to acquire prospective diamond and uranium prospects in Saskatchewan. One such property is termed the Smeaton/Forte a la Corne/Green Lake Diamond prospect (the “Smeaton Property”).

The Smeaton Property consisted of a 1.5 million acre parcel of claims. Previous to the Entourage-CMKM agreements, CMKM and 1010 had flown an airborne geophysical survey of the Smeaton Properties. The Company’s geologist, James Turner, P. Geo., reviewed the results of the survey and reported to the Company that 20 priority diamond targets existed on the parcel, but in light of the $12 hectare maintenance fees payable, certain of the claims should be allowed to lapse for lack of potential. The present parcel remains at approximately 500 claims (200,000 hectares) but will eventually be whittled down to only those claims that contain mineralized potential. 10104075 Saskatchewan Ltd. is the operator of the Smeaton Property.

In December 2005, the Operator commenced drilling on a priority target on the property. The drilling encountered kimberlitic rock at approximately 530 feet and continued in kimberlite for over 300 feet eventually ending in dolomites at about 900 feet. An independent kimberlite expert, Harrison Cookenboo, (PhD, P. Geo.), a qualified person, reviewed initial samples and concluded:

“both pieces of core are in most respects closely similar to macrocrystic serpentine calcite kimberlite, but with some atypical features for kimberlite “sensu-stricto”, and suggests that the examined samples are best referred to as kimberlite or a closely related “kimberlitic” rock type with the potential for carrying diamonds”.

On January 10, 2006, the Operator informed the Company that the first drill target (Target: C-Gpp) on the Smeaton Property had been completed after encountering difficult drilling 1000 feet into the target. The hole finished in dolomites and the Operator decided to drill the second hole 30 meters to the northwest where geo-physical data implied that the center of the kimberlite may be situated.

The kimberlitic rock from the first drill hole was sent to Saskatchewan Research Council for caustic fusion and micro-diamond analysis. The kimberltic rock did not yield any micro-diamonds however chromites were found in the drill core. In 2005, the Company expended $200,630.00 on the Smeaton prospect; the Smeaton project has 20 priority targets to be investigated and as of the date of this report has examined four of these targets.

There has been no additional work done on the Smeaton claims subsequent to the Company’s annual report of May 01, 2006 as posted on www.sedar.com. The Company is required to spend approximately $2,300,000CDN before November 15, 2010 to earn its option to acquire an 80% interest in the Smeaton claims.

1.2(d) The Doran (Quebec) Uranium Prospect

In March of 2005, the Company entered into an option agreement with Fayz Yacoub, a professional geologist and businessman from Vancouver, whereby the Company could acquire 44 claim blocks prospective for uranium situated in Costebelle Township in eastern Quebec.

The Doran Uranium property consists of 44 contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area of Costebelle Township, Quebec. The claim block is centered at GPS 548009 E and 5572265 N.

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish, approximately 85 kilometers east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 feet with elevation ranging from sea level to 100 feet. All mineralized areas of interest are located comfortably above sea and river levels. Any heavy equipment could very easily be driven from the road to any of the mineralized zones.

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled (1978) 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton uranium (U3 O8).

Entourage made a down payment of $35,000 to acquire the option and agreed to a work commitment of $200,000 of exploration in the first year of the Doran Uranium Property agreement.

The Company expended $245,591.00 in exploration work on the property in fiscal year 2005 and a compliant report by Eric Ostensoe (P. Geo,) was commissioned. In late February 2006, Mr. Ostensoe completed his report and the Company posted the report on Sedar and Edgar (March 09, 2006) as well as the Company website.

Here are excerpts from that report:

“The 2005 program commenced in mid-August when a crew of line cutters prepared a grid of cleared, flagged and measured lines over the principal “target” area [“Main Zone”} and similar although smaller grid on the “North” target area. The latter grid is about 4 km north of the Main Zone. Technical work, comprising geological mapping, geophysical surveys and an extensive program of rock chip and bedrock channel sampling, followed during September. Work crews included four experienced geologists and a technical school graduate supplemented by local persons who assisted with transportation, sampling operations and prospecting. Geotronics Surveys Ltd., of Surrey, BC provided a two-person crew that in a one week period completed radiometric and magnetic surveys of both grids.” Mr. Ostensoe goes on to report:

“At the Doran property, anomalous radioactivity is associated with coarsely pegmatic phases of the granitic intrusions, and with nearby portions of finer grain intrusions. No radioactive materials were identified in the field. Areas of particular interest tended to be topographically prominent, presumably due to their higher than average quartz content that caused them to be somewhat more resistant to erosion by glaciation than were other formations. Exceptions, including some “strongly radioactive” zones, were found (and in some cases sampled) in lower lying areas. Dimensions of individual zones vary from a few centimetres to tens of meters. The Main Zone and its related ‘Dyke’ occurs in an area with the dimensions of over 200 meters north-south and 75 meters east-west.” Mr. Ostensoe ’s N.I. 43-101 compliant report was presented to the Company on February 24, 2006.

Mr. Ostensoe recommends that the Company drill targets on the main zone and complete an extensive ground sampling and trenching on the North Zone. An additional third zone farther to the north from the North Zone has been identified and the radiometric survey completed by Terraquest indicates strong uranium anomalies on this zone as well.

In May 2006, the Company advanced to On Track Explorations, the Doran project operator, $150,000CDN to commence drilling and ground exploration work as outlined in Mr. Ostensoe’s report. Drilling has commenced on the “Main Zone” of the Doran property; however, back logs at assay laboratories are expected to result in delays of assay results that will be released when received. The Company’s option agreement on the Doran property requires that the Company expend $300,000 in year two of the agreement.

The Company will need to raise additional capital to complete its option obligations and Mr. Ostensoe’s recommendations.

Competitive factors in the market for mineral resources

The mineral resources the Company is prospecting for in Nevada, are essentially commodities in which we would expect to be a small producer with an insignificant impact upon world production. As a result, production, if any, would be readily sold and would likely to have no impact on world market prices.

Overall the recent up trend in the price of gold and silver, for which the Company is prospecting in Nevada, has been of benefit to exploration mining companies.

The Company is also prospecting for uranium in Saskatchewan and Quebec. It is anticipated that uranium generated power will become more popular in the decades to come as rising oil prices and political strife in the world’s oil producing regions continue. In 2005, the annual spot volume of U3O8 reached 35 million pounds and production of uranium, if any, by the Company would have no significant effect on the price of uranium.

The market for diamonds, which the Company’s Smeaton Lake properties are prospective for, is primarily managed by cartel. However, although the CSO (the Central Selling Organization) still distributes and markets the majority of the world's rough production, the introduction of new sources of rough (Australia, Russia, Canada, and parts of Africa) has considerably changed the controlled single market system. Any production of diamonds by the Company would likely have no measurable effect on the world prices.

Applicable Regulations and Permits

The Company has obtained the necessary work, environmental and regulatory permits required to undertake the exploration programs it is undertaking on its mineral properties. The Company anticipates that, assuming further planned work will be done, there will be no difficulties in obtaining necessary work, environmental and regulatory permits for further exploration work. The jurisdictions wherein our properties are located have long histories in mining exploration and are friendly and accommodating to mineral exploration.

Capital Expenditures and Exploration Programs

(a)	Hatchet Lake Uranium Prospect

In September 2005 the Company received word from United Carina Resources Corp. that United Carina Resources Corp. had received favourable results from the 2005 boulder-sampling program on its uranium property situated along the eastern edge of the Athabasca basin, in the Wollaston Lake area of Northern Saskatchewan. The property is located approximately 30 kilometres north of major uranium production centres near the Rabbit Lake and McClean Lake mills and their associated high-grade unconformity uranium deposits.

The recent exploration program consisted of sampling Athabasca sandstone boulders for geochemical analysis. Sandstone boulder geochemistry is used to map regional variations in clay minerals and trace element levels to detect hydrothermal alteration associated with unconformity-type uranium mineralization. Important alteration signatures in this part of the Athabasca basin are elevated proportions of illite and chlorite clays and above background geochemistry for boron, lead, arsenic, molybdenum and uranium.

Previous work identified five areas requiring detailed exploration. The 2005 summer exploration program highlighted three areas (areas A, G and a new area -- Le Drew) having anomalous sandstone boulder geochemistry defining target areas for follow-up exploration.

Area A

Encouraging results were obtained south of Hatchet Lake in an area west of Turkey Lake. Sandstone boulders were found exhibiting alteration features and geochemistry common to all the unconformity-related deposits in the eastern Athabasca basin.

Sandstone boulders found at one sample site have outstanding visual alteration features, including gray pyritic sandstone, silicified sandstone and a boulder with secondary hydrothermal hematite. Boulders in the area have anomalous geochemistry, with boron values up to 26 parts per million (median six parts per million), uranium values up to 0.67 part per million (median 0.21 part per million), lead values up to 0.96 part per million (median 0.53 part per million) and arsenic values up to 0.5 part per million (median 0.2 part per million). The sandstone is moderately illitic.

Immediately up-ice from the site and within the overall geochemical anomaly are two untested geophysical conductors. These conductors occur 10 kilometres along strike of Areva's Moonlight zone, which has intersections up to 1.76 per cent U per 1.5 metres.

Sandstone thickness in the area of the conductors is estimated to be 50 metres.

Area G

Boulder sampling identified target area G along the eastern edge of the Athabasca sandstone, south of Tromberg Bay. Geochemical values are up to 0.31 part per million uranium (median 0.21 part per million), up to 31 parts per million boron (median six parts per million) and the sandstone is strongly illitic. These values are associated with an untested geophysical conductor.

Le Drew

Boulder sampling highlighted the Le Drew Lake area, near the edge of the Athabasca sandstone. Previous work identified outstanding radon-in-water (uranium pathfinder) anomalies. These were interpreted to coincide with the junction of two major fault systems. The boulder sampling confirms the presence of anomalous uranium values up to 0.89 part per million (median 0.21 part per million) and anomalous lead up to 1.17 parts per million (median 0.53 part per million). A weak, untested geophysical conductor is closely associated with the anomalous boulders.

The boulder sampling program found several other areas weakly anomalous in trace elements and these require more work. One of these is the South Bear property, with uranium values up to 0.56 part per million (median 0.21 part per million), lead up to 2.83 parts per million (median 0.53 part per million) and one sample with 0.4 molybdenum (median 0.05 part per million).

2006 Drilling Update

Drilling on the Hatchet Lake claims was due to begin in January 2006 but was delayed because of exceptionally warm winter weather. On March 21, 2006 United Carina reported to the Company that the 10-hole drill hole program at Hatchet Lake was underway. Once again warm weather caused plans to change and United Carina and the Company agreed that helicopters would be used to transport drill equipment and workmen to the drill site. The Companies were able to drill four land targets and partially drill one target situated on a lake. On April 10, 2006 United Carina informed the Company that warm weather and the weight of the drilling equipment had caused a large crack in the ice of the lake target and that work on the drill site had become dangerous. The companies agreed to ship the core of the four land targets and one lake target for analysis and to suspend drilling on the additional five targets until summer time when dryer conditions would permit safer work conditions. Drill results from the four drill holes were received from the Saskatchewan Research Laboratory in May 2006 and no anomalous uranium values were found. The companies have discussed continuing drilling operations in the late fall of 2006 once the re is a ground freeze in place. The use of helicopters to assist in drilling and mobilization has proven to be cost prohibitive.

The Company has advanced $320,000CDN in option and work commitments. The Company requested and received an extension until July 1st, 2006 of an additional $300,000 payment to United Carina that was due on February 1st, 2006. The Company will need to raise additional capital to meet its ongoing financial commitments for the Hatchet Lake properties.

b)	2005 Black Warrior Exploration Activities

In February 2005, Entourage contracted the services of Zonge Geosciences of Tucson Arizona to conduct a Controlled Source Magneto Telluric Survey (CSAMT) of the Black Warrior Project in Esmeralda County Nevada. The survey results were interpreted in report form by an independent geo-scientist, Frank Fritz of Sparks Nevada. Mr. Fritz reported to the Company as follows:

The CSAMT survey appears to have defined a complex faulted range front block of sediments that ends abruptly into a deep and unusual alluvial filled basin to the northeast. The outcrop areas appear to be complexly faulted by northwest structures that are, in turn, offset by a series of north by northeast structures with considerable offsets.

The resistivities define at least eight rock units and two areas of unusual responses, Target areas I and II. The first Target area appears to fit the expected detachment fault structure mineralization type and may reflect multiple detachment structures. The second Target does not fit the typical geology of the area or the detachment target and may be a possible hot springs system. Both of these possible target areas appear to be on a horst block defined by two north northeasterly structures. The two Target areas are recommended for drilling. Both can be tested, approximately along CSMT Line 5, with angle holes. The interpreted Line 5 section is included below with expected targets and recommended drill holes.

No additional geophysical work is recommended until the current interpretation is evaluated with respect to the geology and tested by a drilling program. After drilling, the geophysical interpretation should be reevaluated to determine if other targets may exist. If additional property is acquired additional CSMT may be useful in assessing the potential of these areas and the relationship with the current survey area.”

In September 2005, the Company began drilling on the Black Warrior project. The first drill holes were initiated in the main area around the “pit” where the first rock outcrops from the Black Warrior pit tested within this large altered rock signature structure produced chip samples of up to 7 grams of gold per metric ton. Subsequent follow-up samples confirmed these grades, however, drill holes to an average depth of 500 feet failed to confirm these showings below surface.

In total the Company drilled eleven holes in the Black Warrior and although gold and silver values in areas projected to have mineralisation failed to demonstrate meaningful mineralized material, the tenth drill hole, situated in an area contiguous to the Golden Phoenix Minerals “Vulcan Claims” did return anomalous gold values up to .435g/t of gold over an interval of 30 feet.

All permits and property payments on the Black Warrior project are paid and current. The Company is devising a new strategy to revisit the area known as the “pit” in an attempt to discern the source of the gold and silver values assayed in the rock chip sampling program of 2004. Furthermore the Company is in discussions with its consulting geologists on a strategy to revisit the drilling of the area contiguous to the “Vulcan Claims” and more drill holes in this area are planned for the summer or fall of 2006.

To date the Company has expended $300,452USD on the Black Warrior project and the Company will need to raise additional capital to continue its plan to further the Black Warrior project. Mutual consent by the Company and Goodsprings Development resulted in a five thousand dollar ($5,000 USD) quarterly payment schedule being adopted for the twenty thousand dollar ($20,000) June 1, 2006 property payment .

c)	Smeaton/Forte a la Corne Project

The Smeaton/Forte a la Corne properties were acquired by way of an option agreement between Entourage Mining Ltd. and “10104075 Saskatchewan Ltd., a private Saskatchewan company. The original claim blocks consisted on 1087 claims encompassing approximately 1.5 million acres situated in the Smeaton, Forte a la Corne, Candle Lake areas of central Saskatchewan.

Originally signed on October 20, 2005, the option agreement did not come into full force until the Company completed its due diligence on the properties, this occurred in December 2006. The Company contracted the services of James Turner, P. Geo and a “qualified person” as outlined in National Instrument 43-101, to complete the due diligence on behalf of the Company.

Mr. Turner visited the properties, reviewed the claims data provided by 10104075 Saskatchewan Ltd. and matched these data with the results of an airborne survey completed on the properties by the previous optionee, CMKM Diamonds Inc. Upon completion of Mr. Turner’s due diligence and in light of extensive land claim renewal fees on various claim blocks, the Company decided to renew claims that were shown to have potential to host kimberlite material and allow claims with little mineral potential to lapse.

At the present time, the Company holds approximately 520 of these claims and claims with little or no mineral potential have been allowed to lapse.

Target One: Anomaly C-Gpp

On January 3rd, 2006 the Company announced that drilling had commenced on the first kimberlite target, known as target C-Gpp. On January 10, 2006 the Company announced that the Operator had intersected apparently re-sedimented and primary kimberlitic breccia and magmatic rocks from 162.2 meters to 270.4 meters beneath overburden, glacial till and Cretaceous sedimentary strata. The drill hole was stopped at 282.5 meters in sediments due to difficult drilling conditions.

Two pieces of C-Gpp target core totaling 30 cm in length were provided to the Company, and examined by independent consultant Harrison Cookenboo (Ph.D., P.Geo), a Qualified Person as that term is defined in National Instrument 43-101. Based on his preliminary petrographic examination, Dr Cookenboo describes "both pieces of core are in most respects closely similar to macrocrystic serpentine calcite kimberlite, but with some atypical features for kimberlite sensu-stricto, and suggests that the examined samples are best referred to as kimberlite or a closely related "kimberlitic" rock type with the potential for carrying diamonds". Detailed evaluation of indicator mineral chemistry, micro-diamond content, and geochemistry were undertaken to better define the diamond potential of the kimberlitic rocks.

The results of caustic fusion on the core of C-Gpp were analysed at the Saskatchewan Research Council faclities in Saskatoon. Results of caustic fusion did not reveal any micro or macro diamonds although chromites, a diamond indicator mineral, were found.

Target Two: Anomaly D-WJ-7

In late January 2006, drilling began to test magnetic anomaly D-WJ-7, located 11.8km north east of magnetic anomaly C-Gpp-2. This hole was completed at a depth of 288.6 meters where abnormal drilling conditions were encountered. Kimberlite type rock was intersected in WD-4 from 194.1 meters to 281.3 meters. The core samples from this target have not been sent for caustic fusion at this time. The Company’s diamond consultant, Dr. Harrison Cookenboo, has advised that if mico or macro diamonds were not found in core samples from Target C-Gpp, then more extensive petrographic analysis of core from Target D-WJ-7 should be completed before caustic fusion analysis work. The Company is waiting the return of Dr. Cookenboo from an unrelated South American fieldtrip before further petrographic analysis is completed on core from Anomaly D-WJ-7. Further drilling on the Smeaton properties has been halted until drier conditions prevail in central Saskatchewan.

In fiscal year 2005, the Company expended $200,630 on exploration of the Smeaton/Forte a la Corne properties. The Company is obligated to expend a total of $2,500,000CDN by November 2010 on the Smeaton properties in order to earn its 80% interest in the Smeaton/Forte a la Corne properties.

d)	Doran Uranium Project

In fiscal year 2005, the Company expended a total of $245,591 on exploration of the Doran Uranium Project and, in December of 2005, filed an NI 43-101 geological report on the SEDAR system regarding this Project.

The results of exploration in fiscal year 2005 were encouraging, as detailed in the report. The report recommends the following for fiscal year 2006:

1.	A technical survey and sampling program of $59,100;
2.	A Phase I diamond drilling program of shallow drill holes costing $141,795; and
3.	A Phase II program of work, the details of which are contingent upon the results of (1) and (2) above, of approximately $300,000.

While the Company plans to undertake, at a minimum, the technical survey and sampling program once the property is clear of snow from the winter, such work would be contingent on having working capital available to complete it.

The Company believes that it will have to raise additional working capital available to complete the technical survey and sampling program and Phase I and II work but hopes, if it is able to raise working capital, to concentrate more of its exploration efforts on this property in fiscal year 2006.

Details of the results of previous work and work in fiscal year 2005, together with detailed work recommendations, can be found in the NI 43-101 report available on SEDAR and are also described in the Doran Property summary in the property descriptions earlier in this MD&A discussion.

1.3           Selected Annual Information

Fiscal Year	2005	2004	2003
	($)	($)	($)

Net Sales	0	0	0
Loss before taxes	10,088,960	958,822	319,515
Basic and Diluted Loss per Share	(0.57)	0.06	0.04
Net Loss	10,068,841	956,446	319,515
Total Assets	514,036	466,727	106,702
Long Term Financial Liabilities	n/a	n/a	n/a
Cash Dividends Declared	n/a	n/a	n/a

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with the US generally accepted accounting principles.

1.4           Results of Operations for the Period Ended March 31, 2006

The Company’s loss (as well as operating expenses) for the three months ended March 31, 2006 (‘interim 2006’) totaled $2,130,679 or $0.03 per share compared to $214,842 or $0.01 per share for the three months ended March 31, 2005 (‘interim 2005’). This was mainly because during interim 2006 the Company granted options to purchase 3,500,000 common shares of the Company at US$0.40. This resulted in a stock based compensation expense of $1,717,984.. During interim 2006 the office and sundry expenses were $17,566 as compared to $5,399 during interim 2005. Also, during interim 2006 the consulting expenses were $10,650 compared to $6,997 for interim 2005 (reflecting increased overall business activity with additional payments to geological consultants), professional fees were $8,197 during interim 2006 compared to $1,534 for interim 2005 (reflecting continuing increases in accounting and legal fees affecting small venture companies and legal costs associated with the acquisition of a number of properties), promotion and travel expenses were $21,393 in interim 2006 compared to $4,705 in interim 2005 (reflecting less travel undertaken by the Company’s management) and management fees were $22,000 in interim 2006 as compared to $19,350 in interim 2005.

The Company expended a total of $332,299 in mineral property acquisition and exploration costs in interim 2006 as compared to $174,853 in interim 2005. The increase was due in part to expenditures on exploration programs of the Company’s properties but was primarily due to the option payments of $100,000 to United Carina Resources for the Saskatchewan uranium property; and $35,000 cash and 125,000 shares for the Doran (Quebec) uranium property and $133,774 in actual exploration costs on the various properties. During interim 2005 the option payments were made mainly for the Doran Quebec property which consisted of $30,000 and 125,000 shares; and the exploration costs were only approximately $80,000.

1.5           Summary of Quarterly Results

In Canadian dollars
	2006 Q1	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2
Net sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss	2,130,679	9,567,779	188,698	117,641	214,842	386,723	255,243	279,137
Basic and diluted loss per share	$0.03	$0.54	$0.01	0.01	0.01	$0.05	$0.02	$0.02
Net loss	2,130,679	9,547,660	$188,698	117,641	214,842	384,347	255,243	279,137
Basic and diluted net loss per share	$0.03	$0.54	$0.01	0.01	0.01	$0.02	$0.02	$0.02

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. generally accepted accounting principles.

1.6           Liquidity

On March 31, 2006, the Company had $238,995 in cash compared to having $479,581 on March 31, 2005. On March 31, 2006, the Company had a positive working capital surplus of $205,413 as compared to a positive working capital position of $323,563 on December 31, 2005.

On September 22, 2005, the Company completed a private placement of the Company's shares, consisting of 550,000 non-flow-through units, at U.S. $0.15 per unit. Each unit consisted of one common share and one common share purchase warrant entitling the holder to buy one additional share, at U.S. $0.25 per share, for a period of one year. The financing also consisted of 295,000 flow-through shares, at U.S. $0.25 per share (without warrant). The private placement resulted in cash proceeds to the Company of U.S. $82,500.

On October 7, 2005 the Company completed a private placement of 1,275,000 units of the Company's share capital, at U.S. $0.11 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant enables the holder to purchase an additional share, at U.S. $0.25 each, for a period of two years. The Company received proceeds of $140,250 (U.S.) from this private placement.

On November 17, 2005 the Company completed a private placement, consisting of 5,333,334 units of the Company's share capital. Each unit consisted of one common share and one share purchase warrant, each warrant entitling the holder to purchase an additional share for two years, at an exercise price of U.S. $0.25 per share. A finder's fee of 200,000 shares (6%) was paid to a private individual on a portion of the private placement. The grant date fair value of these warrants has been included in share capital on a net basis and accordingly has not been recorded as a separate component of stockholders’ equity.

During the year ended December 31, 2005, 250,000 shares were issued at U.S. $0.15 per share pursuant to exercise of stock options, for proceeds of $44,147, and 50,000 shares were issued at $0.30 per share, for proceeds of $15,000 pursuant to exercise of warrants.

During the three months ended March 31, 2006, the Company issued 110,000 common shares on the exercise of options at U.S. $0.15 per share for proceeds of $19,097;

During the three months ended March 31, 2006, the Company issued 744,500 shares of common stock on the exercise of warrants, for total consideration of $223,350;

The Company’s continuing ability to raise additional working capital in fiscal year 2005 was able to support its exploration during the period. To date in 2006 the Company has completed a small flow through private placement of 340,000 shares at a price of $0.25 USD for total proceeds of $93,585 CDN ($85,000USD).

At this time, the Company feels it has adequate working capital to continue funding its general and administrative costs, as well as some exploration of its mineral properties, for the next 6 months. However, significant exploration costs will require raising additional working capital. Mineral exploration is expensive and a number of the Company’s properties would require diamond drilling, rather than less expensive technical survey or other expenditures, to advance them.

1.7           Capital Resources

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in Entourage Mining Ltd. We must raise cash to implement our projects and stay in business. Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct and the cost thereof. We won’t know that information until we advance the exploration of our properties. We will not continue exploration of our properties until we raise money.

If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

1.8           Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9           Transactions with Related Parties

During the period ended March 31, 2006, the Company incurred $22,000 (2005 – 19,350) for management fees to directors and officers of the Company.

Amounts payable to related parties at March 31, 2006 of $1,250 (December 31, 2005 - $53,750) is to directors.

The transactions with related parties have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

1.10         Fourth Quarter

This section is not applicable during this quarter.

1.11         Proposed Transactions

There are no pending transactions to report.

1.12          Critical Accounting Estimates

This section is not applicable as the Company has no material accounting estimates. Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13          Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company’s existing policies.

The Company’s financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.

The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below.

Option Payments and Exploration Costs:

The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to the establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

Income Taxes:

The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 109 – “Accounting for Income Taxes” (“SFAS 109”). This standard requires the use of the asset and liability approach for accounting and reporting on income taxes. Deferred tax assets and liabilities are recognized for the future consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is not more likely than not that a deferred tax asset will be realized, a valuation allowance is provided.

Stock Based Compensation:

Effective from January 1, 2003, the Company adopted the fair value method of accounting for employee stock compensation cost pursuant to Financial Accounting Standards Board (“FASB”) Statement No. 123. Prior to that date, the Company used the intrinsic value method under APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and complied with the disclosure provisions of SFAS No. 123 as amended by SFAS No. 148 as described above. Because the fair value method has been adopted for employee stock options no pro-forma information, as required pursuant to APB No. 25, is provided.

Earnings (Loss) Per Share:

Basic earnings (loss) per common share is computed in accordance with SFAS No. 128 – “Earnings Per Share” by dividing income and losses by the weighted average number of common shares outstanding that year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.

Exploration Stage Company:

The Company is an exploration stage company as defined in the Statements of Financial Standards No. 7 All losses accumulated since inception have been considered as part of the Company’s exploration activities.

1.14          Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and accrued liabilities, bank loan and amounts due to related parties. The fair value of the Company’s arms length current financial assets and current liabilities are estimated by management to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of debt and equity portions of convertible debentures are disclosed separately.

The fair value of amounts due to related parties are assumed to equal their stated value. Comparable arms-length risk profiles, terms and interest rates are not available for management to determine if any fair value adjustments are required.

The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations other than those costs for reclamation disclosed under “Environmental Law” herein.

The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

1.15          Other MD & A Requirements

The current directors and officers of the Company are:

Dr. Paul Shatzko, Chairman of the Board, Director
Mr. Gregory F Kennedy, President, CEO and Director
Mr. Michael B Hart, Director
Corey Klassen, Director
Pradeep Varshney, Chief Financial Officer

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Cautionary Note on Forward-looking statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, expectations, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “could”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events or conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, reclamation, capital cost, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statements that may be made from time to time or on its behalf, except in accordance with applicable securities laws.

Entourage Mining Ltd.

“Gregory F Kennedy”

Gregory F Kennedy
President and Director
May 30, 2006